BARRY J. MILLER
Attorney at Law
38275 Remington Park
Farmington Hills, MI 48331
Tel.: 248 232-8039
Fax: 248 479-5395
E-mail: bjmiller@panalaw.net

VIA ELECTRONIC EDGAR FILING

November 23, 2011

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Eyes on the Go, Inc.
Registration Statement on Form S-1
Filed September 14, 2011
File No. 333-176820

Dear Mr. Spirgel:

I have electronically filed on behalf of Eyes on the Go, Inc. (the “Registrant”) Amendment No. 3 to the referenced Registration Statement on Form S-1. This amendment contains “tags” to indicate the changes made from the prior filing. Below are responses to your comments set forth in the Staff’s letter dated November 22, 2011 addressed to Mr. Christopher Carey, President of the Registrant, the numbering of which corresponds to the numbering of your comments.

Management’s Discussion and Analysis…, page 30

1.  We note your disclosure on page 30 that you believe that the contracts with customers produced by iCare will initially be “the preponderant source of [y]our revenue and cash flow…” However, we also note that you entered into such agreement in April 2011 and you have only installed two sites and generated revenues of $3,929 in the 9 months ended September 30, 2011. Please expand your disclosure here as well as in your risk factors to address the limited number of customers you have added to date and, to the extent possible, address the rate at which management expects you to obtain customers under this contract.

Response: The Registrant has added a risk factor on page 7, which calls attention to the present number of the Registrant’s customers and the risk that it may not be able to obtain a sufficient additional number to become profitable and remain in business. In order to provide further related information, the Registrant has also expanded the risk factor entitled “We depend on independent contractors for products and services without which we cannot operate” on page 9.

In addition, the Registrant has amended the sections of the Registration Statement entitled “Marketing and Sales – Sales Plan” on page 24 and “—iCare Agreement” on page 25 to reflect the Registrant’s plans now that it is receiving leads and other benefits under the iCare agreement.

Finally, the Registrant has added a paragraph to Management’s discussion relating to the limited number of its customers and revenue for the first 9 months of 2011. In that regard, we would note that, although the iCare agreement was signed in April, its benefits have begun to flow to the Registrant only recently. The Registrant has not quantified the rate at which it will obtain customers under this contract, because it does not have sufficient information on sales generated from leads provided by iCare to be able to do so.

While the Registrant does not intend to request acceleration of the effectiveness of the registration statement until it is certain that the Commission is satisfied with its response to the comment of the Staff, I acknowledge the following on the Registrant’s behalf.

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Sincerely yours,

  /s/ BARRY J. MILLER

  Barry J. Miller